Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interest of Experts”, and to the incorporation by reference in the following Registration Statements:

1.	Registration Statement on Form S-8 no. 333-272171
2.	Registration Statement on Form S-8 no. 333-290273
3.	Registration Statement on Form F-10 no. 333-290267

of Orla Mining Ltd. (the “Company”) and the use herein of our report dated March 18, 2025, with respect to the consolidated balance sheet as of December 31, 2024 and the consolidated statements of income and comprehensive income, changes in equity and cash flows for the year ended December 31, 2024 included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Vancouver, Canada
March 19, 2026